March 24, 2026

Jeffrey Oldenkamp
Executive Vice President and Chief Financial Officer
Hawkins, Inc.
2381 Rosegate
Roseville, MN 55113

       Re: Hawkins, Inc.
           Form 10-K for Fiscal Year Ended March 30, 2025
           File No. 000-07647
Dear Jeffrey Oldenkamp:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services